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EXHIBIT 99(a)

                                HECHINGER COMPANY
                              FINANCIAL HIGHLIGHTS

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                                                   34 WEEKS                   YEAR ENDED
                                                    ENDED      ---------------------------------------------------------------------
                                                SEPT. 27, 1997 FEB. 1, 1997  FEB. 3, 1996 JAN. 28, 1995  JAN. 29, 1994 JAN. 30, 1993
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(in thousands except per share data)

STATEMENT OF OPERATIONS DATA
Net sales                                      $ 1,360,891     $ 2,199,067   $ 2,252,780   $ 2,449,554    $ 2,094,968   $ 1,869,349
Gross profit                                       233,633         455,208       455,932       540,680        462,266       437,009
Interest expense                                    32,749          40,194        31,341        29,793         23,063        14,121
Income tax expense (benefit)                         1,267               -        (3,000)       (5,545)        10,611       (15,429)
Net (loss)/earnings                               (206,011)        (25,076)      (77,636)       (9,911)        24,760       (26,272)

BALANCE SHEET DATA

Total assets                                   $ 1,668,399     $ 1,105,103   $ 1,150,421   $ 1,261,229    $ 1,229,242   $ 1,075,749
Current portion of long-term debt and               32,382           3,657         3,806         3,453          3,068         1,544
  capital lease obligations
Long-term debt and capital lease obligations       429,784         394,478       399,530       403,377        407,873       305,974
Total stockholders' equity                         276,468         374,256       399,039       481,273        493,867       473,924
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Note: All periods presented were 52 weeks except for the transition period ended
September 27, 1997, which was 34 weeks and the year ended February 3, 1996, which was 53 weeks. In 1997, the Company recorded a charge of $74.5 million related to store closings, a non-cash charge of $29.3 million related to SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived
Assets to Be Disposed of", and a charge of $29.1 million related to its acquisition by Centers Holdings, Inc. In 1996, the Company suspended dividend payments. In 1995, the Company recorded a charge of $25 million related to its decision to combine its Hechinger and Home Quarters operations under one management team and a non-cash charge of $30 million related to the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and
Long-Lived Assets to Be Disposed of." In 1994, the Company recorded a charge of
$61.9 million primarily related to its decision to close its stores in certain markets. Also in 1994, the Company changed its method of calculating LIFO inventories. In 1992, the Company recorded a charge of $83 million to cover estimated costs associated with the repositioning of its Hechinger stores. (See
Notes to Consolidated Financial Statements and Management's Discussion and
Analysis of Financial Condition and Results of Operations)